SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November, 2017
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) No. 43.776.517/0001-80

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), pursuant to the provisions of Paragraph 4 of Article 157 of Law 6.404/76 and the provisions of CVM Instruction no. 358/02, hereby informs its shareholders and the market in general that, in continuity  to the Material Fact published on October 6, 2017 and pursuant to item VI of Article 13 of its Bylaws, at an extraordinary meeting held on this date, the Board of Directors approved the application of the tariff repositioning index of 7.8888% to the current tariffs and the adoption of the new tariff charts, as authorized by the Regulatory Agency for Sanitation and Energy of the State of São Paulo (ARSESP - Agência Reguladora de Saneamento e Energia do Estado de São Paulo), through Resolution No. 753, which will come into force as of November 10, 2017.

The Company also informs that, as of November 10, 2017, the Regulatory, Control and Inspection Fee (TRCF - Taxa de Regulação, Controle e Fiscalização) will be increased by the amount of 0.5% (zero-point five percent). The said fee was established by the State Complementary Law No. 1.025/2007 and will be highlighted in the bill of the customers of the Municipalities regulated by ARSESP, pursuant to Paragraph 2 of Article 2 of ARSESP Resolution No. 406/2013.

Further information can be found in the Tariff Notice No. 03/2017, published on Sabesp's website, www.sabesp.com.br.

São Paulo, October 11, 2017.

Edison Airoldi

Technology, Projects and Environment Officer

Acting as the Chief Financial Officer and the Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 9, 2017

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.